PINE VALLEY MINING SEEKS APPROVAL
FOR INCREASED PRODUCTION AT WILLOW CREEK COAL MINE

VANCOUVER, BRITISH COLUMBIA, March 30, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) is pleased to advise that the Company has filed a permit amendment application with the British Columbia provincial government regulators requesting an increase to the currently permitted production level of 0.9 million tonnes per year to 2.2 million tonnes per year.

The Company has completed commissioning the majority of the equipment constructed and installed at the Willow Creek Coal Mine for the Phase I and II mine and plant infrastructure construction. These facilities are capable of producing the desired 2.2 million tonnes per year. Phase III, consisting principally of a coal preparation plant that is required for coal seams planned to be mined later this calendar year, is targeted for initial completion in the autumn 2005. The Company expects to achieve a monthly mine production rate of approximately 180,000 tonnes upon the completion and full commissioning of Phase III.

The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure. There will be no increase in the area, known as the mine “footprint,” utilized in the mining process. It should be noted, however, there is no guarantee that the permit amendment will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit amendment is received.

The Company expects to finalize sales contracts for the year ending March 2006 within the next month and to produce approximately 1.4 to 1.7 million tonnes of coal for the year ending March 31, 2006. The sales contracts for the coming year will be for approximately 1.2 million tonnes of PCI coal, the Company’s primary product, and a small quantity of coking coal, which the Company anticipates will be available for sale in second half of the fiscal year after the completion of the coal preparation plant.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Graham Mackenzie President & CEO (604) 682-4678 Vancouver, British Columbia, Canada gmackenzie@pinevalleycoal.com	Mark Fields Executive Vice President (604) 682-4678 Vancouver, British Columbia, Canada mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.